SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of April 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    [X]        Form 20-F         [ ]      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    [ ]      Yes               [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated April 14, 2004.



                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.
                                  (Registrant)


                                  By: /s/ Ilan Pacholder
                                      --------------------------------------
                                      Name:  Ilan Pacholder
                                      Title:  Corporate Secretary

Dated:  April 15, 2004




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    Exhibit No.            Description
    -----------            -----------
    1.                     Press Release, dated April 14, 2004.

                                    EXHIBIT 1

    ELBIT SYSTEMS AND GILAT SIGN TEAMING AGREEMENT FOR SATELLITE NETWORKING
           COOPERATION FOR DEFENSE AND HOMELAND SECURITY APPLICATIONS

Cooperation already results in GlobaLightTM portable VSAT for military broadband and VoIP communications

Haifa and Petach Tikvah Israel, April 14, 2004 - Elbit Systems Ltd. (NASDAQ:ESLT) and Gilat Satellite Networks Ltd. (NASDAQ: GILTF) today announced that the two companies have signed a teaming agreement for cooperation in the area of satellite communications for the defense and homeland security markets. The agreement leverages Gilat`s latest commercial satellite-based Very Small Aperture Terminal (VSAT) technology by integrating it with Elbit Systems' defense technologies for military and homeland defense applications.

The joint effort has already resulted in the introduction of a new product as well as additional defense and security applications. The new product, GlobaLightTM, is a man-pack, military standard, portable VSAT terminal for broadband data, voice and video, providing a highly effective means of communication for disaster and emergency command and support teams, as well as for remote infantry and border patrols. GlobaLightTM Products were presented already to several potential customers.

Another example of this joint effort is a family of military transportable VSAT terminals with Demand Assigned Multiple Access (DAMA) networks using the latest Mesh and Multicasts topologies, making it suitable for defense and homeland security communication infrastructures.

Itzhak Dvir, Elbit Systems' Corporate Vice President, said, "The teaming between Gilat and Elbit Systems brings together readily available and mature commercial technology with defense expertise, providing advanced satellite communication solutions for military and security applications. We believe that the new products based on technologies from both companies introduce high fidelity and flexible beyond-the-line-of-sight communications to all mobile echelons, with improved interconnectivity and reliability, in very cost effective solutions."

Tal Meirzon, Gilat's VP for Marketing and Business Development, said, "This new cooperation increases Gilat's capabilities to offer satellite-based telecommunication networking for military and security applications. Elbit's reputation, know-how and systems integration capabilities in the defense industry, powered by Gilat's broad satellite networking technology and operational experience, introduce to military markets managed networking solutions for long-range and beyond-the-line-of-sight applications, for which we see an increasing market demand. This collaboration continues Gilat's strategy of partnering with leading industry players in order to increase our presence in key new markets and widen the range of applications using satellite networks."

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.


For more information about Elbit Systems Ltd. visit our website at www.elbitsystems.com

Contacts:

Company contact                            IR Contacts
---------------                            -----------
Ilan Pacholder, VP Finance                 Ehud Helft/Kenny Green
Elbit Systems Ltd                          Gelbart Kahana
Tel:  972-4 831-6632                       Tel: 1-866-704-6710
Fax: 972-4 831-6659                        Fax: 972-3-607-4711
Pacholder@elbit.co.il                      kenny@ gk-biz.com


About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation , is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with more than 450,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge (TM) Product Family which includes the SkyEdge(TM) Pro, SkyEdge(TM) IP, SkyEdge(TM) Call, SkyEdge(TM) DVB-RCS and SkyEdge(TM) Gateway. In addition the Company markets the Skystar Advantage(R), DialAw@y(R) IP, FaraWay(TM), Skystar 360E(TM) and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Visit Gilat at www.gilat.com.
Gilat Media Contact: Barry Spielman,
Director, Corporate Marketing
+972-3-9252201; barrys@gilat.com

Investor Contact:
+1 (703) 848-1515
Tim.perrott@spacenet.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat and/or Elbit Systems to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among

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others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's and/or Elbit Systems' products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's and/or Elbit Systems' products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's and/or Elbit Systems' international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's and/or Elbit Systems' business, reference is made to their respective reports filed from time to time with the U.S. Securities and Exchange Commission.